Filed by McDATA Corporation Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: McDATA Corporation

Commission File No.: 000-31257

McDATA CORPORATION, A DELAWARE CORPORATION, DISTRIBUTED THE FOLLOWING

EMAIL COMMUNICATION TO ALL OF ITS EMPLOYEES ON DECEMBER 11, 2006.

Acquisition Update: Where we’re at in the Process

McDATA Team Members,

As part of our efforts to keep you informed, we wanted to provide you with an overview of the process of combining McDATA and Brocade. Here is a snap shot of some deal milestones:

•	On Aug. 8, the companies announced the Definitive Agreement. This agreement outlines the terms and conditions of the transaction. It includes operating procedures during the period following the announcement of the transaction, and closing conditions of the deal.

•	On Sept. 25, the Federal Trade Commission (FTC) issued a Second Request for information from both Brocade and McDATA. Both companies are cooperating fully with fulfilling their request. We continue to be optimistic that the FTC will conclude that this transaction is good for customers, and does not raise any competitive concerns.

•	On Dec. 5, Brocade filed an amended S-4 Registration Statement/Joint Proxy Statement with the Securities and Exchange Commission. Additionally, in the proxy filing, both company’s announced the proposed dates for shareholders to review and approve the transaction. The Brocade shareholders meeting will be Jan. 25, 2007, at 1 p.m. PST. The McDATA shareholders meeting will also be Jan. 25, 2007, at 9 a.m. PST.

•	Assuming a favorable determination with the FTC and approval by shareholders of both companies, we expect to close the transaction by as early as the end of January 2007.

As John Kelley discussed on the recent all-team call, the McDATA Integration Team continues to meet with the Brocade Integration Team, and the teams continue to make significant progress to ensure a successful integration of both companies.

We hope this update helps you further understand where we are at in the approval process. Additionally, we published details regarding the steps to close the deal. You can access that message here. Also, if you have any questions regarding, please send them to the McDATA Speaker Box.

IMPORTANT ADDITIONAL INFORMATION HAS BEEN FILED WITH THE SEC

Brocade has filed with the SEC a Registration Statement on Form S-4 in connection with the merger and Brocade and McDATA have filed with the SEC and mailed to their respective stockholders a joint proxy statement/prospectus in connection with the merger. The Registration Statement and the joint proxy statement/prospectus contain important information about Brocade, McDATA, the merger and related matters. Investors and security holders are urged to read the Registration Statement and the joint proxy statement/prospectus carefully. Investors and security holders may obtain free copies of the Registration Statement and the joint proxy statement/prospectus and other documents filed with the SEC by Brocade and McDATA through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders may obtain free copies of the Registration Statement and the joint proxy statement/prospectus from Brocade by contacting Investor Relations at (408) 333-5767 or investor-relations@brocade.com or from McDATA by contacting Investor Relations (408) 567-5815 or investor_relations@mcdata.com.

Brocade and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Brocade and McDATA in connection with the merger described herein. Information regarding the special interests of these directors and executive officers in the merger described herein is included in the joint proxy statement/prospectus described above. Additional information regarding these directors and executive officers is also included in Brocade’s proxy statement for its 2006 Annual Meeting of Stockholders, which was filed with the SEC on or about February 24, 2006. This document is available free of charge at the SEC’s web site at www.sec.gov and from Brocade by contacting Brocade at Investor Relations at (408) 333-5767 or investor-relations@brocade.com.

McDATA and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Brocade and McDATA in connection with the merger described herein. Information regarding the special interests of these directors and executive officers in the merger described herein is included in the joint proxy statement/prospectus described above. Additional information regarding these directors and executive officers is also included in McDATA’s proxy statement for its 2006 Annual Meeting of Stockholders, which was filed with the SEC on or about June 9, 2006. This document is available free of charge at the SEC’s web site at www.sec.gov and from McDATA by contacting McDATA at Investor Relations (408) 567-5815 or investor_relations@mcdata.com.